SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ) 76.483.817/0001-20
A Publicly Held Company
CVM Registration Number: 1431 - 1

Extracts from the Minutes of the 105th General Meeting of the Board of Directors

1. Place: Rua Coronel Dulcídio n° 800, Curitiba – state of Paraná - Brazil. 2. Date and Time: June 22, 2004 at 2:00 p.m. 3. Board of the Meeting: João Bonifácio Cabral Júnior – Chairman. 4. Deliberations: I. After discussing possible amendments to the contract between Copel Participações and Triunfo Participações, in order to increase Copel’s stock interests in Centrais Eléricas do Rio Jordão S.A. – (Elejor), and due to the need for approval by both the Administrative Council of Economic Defense (CADE) and the National Agency of Electric Energy (Aneel), the Boarddecided to withdraw the issue from the agenda, which will be discussed in a new meeting, to be rescheduled in due course. II. Upon the presentation by Copel’s CFO and Investor Relations Officer, of the preliminary situation concerning tariff adjustment to be confirmed by Aneel, the Board of Directors authorized routing the issue to the Shareholder’s General Meeting for analysis and approval on how such adjustment should be applied, also authorizing such meeting to be summoned for a convenient date. 5. Signatures: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; ACIR PEPES MEZZADRI; AMÉRICO ANTONIO GAION; LINDSLEY DA SILVA RASCA RODRIGUES; LUÍS ANTÔNIO ROSSAFA; SERGIO BOTTO DE LACERDA; LAURITA COSTA ROSA.

The minutes of the 105th General Meeting of Copel’s Board of Directors were drawn up into book n° 05 and registered in the Companies Registrar of Paraná under n° 00/056085-5 as of August 8, 2000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.